Exhibit 99.1

Achilles Therapeutics Reports First Quarter 2024 Financial Results and Recent Business Highlights

– Provided interim Phase I/IIa update on clonal neoantigen reactive T cells in advanced NSCLC and melanoma –

– Evaluating the benefit of enhanced host conditioning with further data expected in 2H 2024 –

– Strong cash position of $112.3 million supports operations through 2025 –

London, May 8, 2024 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today announced its financial results for the first quarter ended March 31, 2024, and recent business highlights.

Just after the close of the first quarter, we shared the interim Phase I/IIa data from our ongoing CHIRON and THETIS TIL-based cNeT clinical trials which have given us important mechanistic learnings about the factors driving durable engraftment and immune evasion at an antigen level. These data continue to inform the development of cNeT and potentially other modalities like neoantigen vaccines and TCR-T therapies,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We are evaluating cNeT persistence and clinical activity in patients with enhanced host conditioning, and we plan to report a meaningful data update in the second half of 2024. Our financial position remains strong with more than $112 million in cash, which will support operations through 2025, including the completion of the ongoing Phase I/IIa trials.”

Clinical and Business Highlights

•
Provided an interim Phase I/IIa update on clonal neoantigen reactive T cells in advanced NSCLC and melanoma, highlighting improved doses from the VELOS™ manufacturing process and encouraging tolerability
•
Delivered ~10-fold improvement in the median cNeT dose (172 million), with 10 products over 100 million cNeT and five over one billion cNeT
•
Dosed first patients in CHIRON and THETIS with enhanced host conditioning, with additional data expected in the second half of 2024
•
Continued development of the PELEUS™ clonal neoantigen prediction platform

•
Presented “Targeting Clonal Neoantigens with Precision Cell Therapies” at the 10th Annual IO360 Conference

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $112.3 million as of March 31, 2024, as compared to $131.5 million as of December 31, 2023. The Company believes that its cash and cash equivalents are sufficient to fund its planned operations through 2025.
•
Research and development (R&D) expenses: R&D expenses were $10.1 million for the first quarter ended March 31, 2024, a decrease of $3.7 million compared to $13.9 million for the first quarter ended March 31, 2023. The decrease was primarily driven by lower personnel costs, partially offset by an increase of activity in the ongoing clinical trials.
•
General and administrative (G&A) expenses: G&A expenses were $4.2 million for the first quarter ended March 31, 2024, a decrease of $0.5 million compared to $4.7 million for first quarter ended March 31, 2023. This decrease was primarily driven by lower personnel costs and lower insurance premiums.
•
Net loss: Net loss for the first quarter ended March 31, 2024 was $12.3 million or $0.30 per share compared to $17.5 million or $0.44 per share for the first quarter ended March 31, 2023.

2024 Focus

•
Clinical Data: Report clinical activity and translational science data from patients in CHIRON and THETIS Cohort C, evaluating the benefit of enhanced host conditioning, with a meaningful data update expected in the second half of 2024
•
Translational Science: Leverage the Company’s world-class translational science platform to define the features associated with clinical response and to pursue rational design of the final cNeT product
•
Manufacturing Development: Continue VELOS™ and PELEUS™ development to optimize cNeT dose and functionality

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Forward-looking statements in this press release include, but are not limited to, statements regarding the timing of the Company’s clinical and translational data updates and the Company’s beliefs about recent data updates, and expectations related to the Company’s cash runway and operating expenses and capital expense requirements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Investors:
Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

Media:

ICR Consilium
Sukaina Virji, Tracy Cheung, Dylan Wilks
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	March 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$112,322	$131,539
Prepaid expenses and other current assets	19,104	14,094
Total current assets	131,426	145,633
Property and equipment, net	8,107	9,171
Operating lease right of use assets	3,965	4,372
Deferred tax assets	41	41
Restricted cash	33	33
Other assets	2,169	2,206
Total non-current assets	14,315	15,823
Total assets	$145,741	$161,456
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,313	$5,629
Accrued expenses and other liabilities	6,712	7,828
Operating lease liabilities - current	3,628	3,539
Total current liabilities	13,653	16,996
NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current	584	1,076
Other long-term liability	1,156	1,015
Total non-current liabilities	1,740	2,091
Total liabilities	15,393	19,087

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.001 par value; 41,087,901 and 41,082,948 shares authorized, issued and outstanding at March 31, 2024 and December 31, 2023, respectively	54	54
Deferred shares, £92,451.85 par value, one share authorized, issued and outstanding at March 31, 2024 and December 31, 2023, respectively	128	128
Additional paid in capital	416,602	415,210
Accumulated other comprehensive income	(14,210)	(13,071)
Accumulated deficit	(272,226)	(259,952)
Total shareholders’ equity	130,348	142,369
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$145,741	$161,456

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	Three Months Ended
	March 31,
	2024	2023
OPERATING EXPENSES:
Research and development	$ 10,140	$ 13,868
General and administrative	4,159	4,685
Total operating expenses	14,299	18,553
LOSS FROM OPERATIONS:	(14,299)	(18,553)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	2,002	1,091
Total other income (expense), net	2,002	1,091
Loss before income taxes	(12,297)	(17,462)
Benefit (provision) for income taxes	23	(44)
Net loss	(12,274)	(17,506)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	(1,139)	3,977
Comprehensive loss	$ (13,413)	$ (13,529)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (0.30)	$ (0.44)
Weighted average ordinary shares outstanding—basic and diluted	40,281,407	39,732,186